                                  FILED PURSUANT TO RULE 424(b)(5) AND 424(c)
                                  REGISTRATION STATEMENT NO. 333-32580
PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 30, 2000)

                                8,000,000 SHARES

                           [APACHE CORPORATION LOGO]
                                  COMMON STOCK
                             ----------------------
     Apache Corporation is selling all of the shares. The international managers are offering 1,600,000 shares outside the U.S. and Canada, and the U.S. underwriters are offering 6,400,000 shares in the U.S. and Canada.

     The shares trade on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "APA." On July 27, 2000, the last sale price of the shares as reported on the New York Stock Exchange was $50 1/16 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT.

                             ----------------------

                                                                PER SHARE         TOTAL
                                                                ---------         -----
Public offering price.......................................     $49.00        $392,000,000
Underwriting discount.......................................      $1.84         $14,720,000
Proceeds, before expenses, to Apache........................     $47.16        $377,280,000

     The international managers may also purchase up to an additional 240,000 shares from Apache at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments. The U.S. underwriters may similarly purchase up to an additional 960,000 shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares will be ready for delivery on or about August 2, 2000.

                             ----------------------

MERRILL LYNCH INTERNATIONAL                          GOLDMAN SACHS INTERNATIONAL
CREDIT SUISSE FIRST BOSTON                         SCHRODER SALOMON SMITH BARNEY
                             ----------------------
            The date of this prospectus supplement is July 27, 2000.

          [MAP OF WORLDWIDE DISTRIBUTION OF PROVED RESERVES with the following countries and percentages of proved reserves noted:
       Canada, 15%; U.S. 63%; Egypt 7%; and Western Australia 15%; also noted are exploration programs in Poland and China]

     Percentages are calculated by combining Apache's December 31, 1999 proved reserves with the proved reserves attributable to the properties acquired during 2000 and those Gulf of Mexico proved reserves anticipated to be acquired in the pending Occidental transactions as of August 15, 2000.

     Apache also has active exploration programs in Poland and offshore China.

                               OIL AND GAS TERMS

When describing natural gas:          Mcf             = thousand cubic feet
                                      MMcf            = million cubic feet
                                      Bcf             = billion cubic feet
When describing oil:                  Bbl             = barrel
                                      Mbbls           = thousand barrels
                                      MMbbls          = million barrels
When comparing natural gas to oil:    6 Mcf of gas    = 1 bbl of oil equivalent
                                      Boe             = barrel of oil equivalent
                                      Mboe            = thousand barrels of oil equivalent
                                      MMboe           = million barrels of oil equivalent

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
Oil and Gas Terms...........................................  S-2
Prospectus Supplement Summary...............................  S-4
Special Note Regarding Forward-Looking Statements...........  S-10
Risk Factors................................................  S-11
Use of Proceeds.............................................  S-14
Capitalization..............................................  S-15
Price Range of Common Stock.................................  S-16
Dividend Policy.............................................  S-16
Material United States Federal Tax Consequences to
  Non-United States Holders of Common Stock.................  S-16
Underwriting................................................  S-19
Legal Matters...............................................  S-23
Experts.....................................................  S-23

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    1
Where You Can Find More Information.........................    1
Cautionary Statements Regarding Forward-Looking
  Statements................................................    3
Apache Corporation..........................................    3
Apache Trusts...............................................    3
Ratios of Earnings to Fixed Charges and to Combined Fixed
  Charges and Preferred Stock Dividends.....................    4
Use of Proceeds.............................................    5
The Securities Apache and the Apache Trusts May Offer.......    5
Description of Capital Stock................................    7
Description of Depositary Shares............................   15
Description of Debt Securities..............................   18
Description of Trust Preferred Securities...................   32
Description of Trust Preferred Securities Guarantees........   38
Description of Common Stock Purchase Contracts and Units....   41
Book-Entry Securities.......................................   41
Plan of Distribution........................................   43
Legal Matters...............................................   44
Experts.....................................................   44

                             ----------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the U.S. underwriters and the international managers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the U.S. underwriters and the international managers are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference therein, including the financial data and related notes, before making an investment decision.

     Unless this prospectus supplement otherwise indicates or the context otherwise requires, the terms "we," "our," "us" or "Apache" as used in this prospectus supplement refer to Apache Corporation.

                               APACHE CORPORATION

     Apache Corporation is a Delaware corporation formed in 1954. We are an independent energy company that explores for, acquires and develops oil and gas reserves and produces natural gas, crude oil, condensate and natural gas liquids.

     In North America, our exploration and production interests are focused on the Gulf of Mexico, the Anadarko Basin, the Permian Basin, the Gulf Coast and the Western Sedimentary Basin of Canada. Outside North America, we have exploration and production interests offshore Western Australia and in Egypt and exploration interests in Poland and offshore The People's Republic of China.

     In 1999, we achieved our 22nd consecutive year of production growth (up 17 percent) and our 12th consecutive year of oil and gas reserves growth (up 32 percent). Our 1999 average daily production was:

     - 95 Mbbls of crude oil, condensate and natural gas liquids; and

     - 656 MMcf of natural gas.

     As of December 31, 1999, our estimated worldwide proved reserves totaled 807 MMboe, including:

     - 415 MMbbls of crude oil, condensate and natural gas liquids; and

     - 2,352 Bcf of natural gas.

                                    STRATEGY

     Our strategy is to increase oil and gas reserves, production, cash flow and earnings through a balanced growth program that involves:

     - exploiting our existing asset base;

     - acquiring properties to which we can add incremental value; and

     - investing in high-potential exploration prospects.

     Exploiting Existing Asset Base. We seek to maximize the value of our existing asset base by reducing operating costs per unit and increasing the amount of recoverable reserves. In order to achieve these objectives, we rigorously examine operations to reduce costs, identify production enhancement initiatives such as workovers and recompletions employing new technology, and divest marginal and non-strategic properties.

     Acquiring Properties To Which We Can Add Incremental Value. We seek to purchase reserves in our core areas at attractive prices by avoiding auction processes and focusing on negotiated transactions with a higher probability of completion. Our aim is to follow each acquisition with a cycle of reserve enhancement, acquisition of additional interests and cash flow acceleration, facilitating asset growth and debt reduction. During the past decade, we have consistently succeeded in adding value to acquired properties through this strategy.

     Investing In High-Potential Exploration Prospects. We seek to concentrate our exploratory investments in a select number of international areas and to become the dominant operator in those regions. We believe that these investments, although higher-risk, offer the potential for significant reserve additions. Our international investments and exploration activities are a significant component of our long-term growth strategy. They complement our North American operations, which are more development oriented.

     A critical component in implementing our three-pronged growth strategy is maintenance of significant financial flexibility. We are committed to preserving a strong balance sheet and credit position to give us the foundation required to pursue our growth initiatives.

                              RECENT DEVELOPMENTS

COMPLETED ACQUISITIONS

     A significant part of our growth strategy is to increase oil and gas reserves, production and cash flow through an active acquisition program. Apache has consummated numerous acquisitions since January 1, 2000.

     On January 24, 2000, Apache completed the acquisition of producing properties located in Western Oklahoma and the Texas Panhandle, formerly owned by a subsidiary of Repsol YPF and by its affiliate Crescendo Resources, LP, for approximately $117 million, plus assumed liabilities of approximately $30 million. The acquisition included estimated proved reserves of 34 MMboe, consisting of 1.8 MMbbls of crude oil and 196 Bcf of natural gas.

     On June 30, 2000, Apache completed the acquisition of long-lived producing properties in the Permian Basin and South Texas from Collins & Ware, Inc., for approximately $317 million, subject to normal post-closing adjustments. The properties have proved reserves of 83 MMboe, of which one-third is liquid hydrocarbons, consisting of 29 MMbbls of crude oil and 327 Bcf of natural gas.

     Apache has also completed several smaller acquisitions since January 1, 2000, for an aggregate of approximately $37 million. Together, these acquisitions include proved reserves of approximately 9.6 MMboe.

     Our acquisitions thus far in 2000, when combined with the Occidental transactions described below, have added estimated proved reserves of 184 MMboe at an aggregate cost of approximately $856 million, plus assumed liabilities of approximately $30 million.

PENDING TRANSACTIONS WITH OCCIDENTAL

     On July 14, 2000, Apache signed a definitive agreement relating to a multi-step transaction to acquire a Delaware limited liability company ("LLC") owned by subsidiaries of Occidental Petroleum Corporation and the LLC's natural gas production for a total purchase price of $385 million, a portion of which will be paid in future years, subject to normal closing adjustments.

     These transactions are a continuation of Apache's desire to build a strong presence on the Outer Continental Shelf of the Gulf of Mexico and were made available as a result of Occidental's desire to exit the area. We have estimated that four of the LLC properties make up 65 percent of the net reserves. Management believes that the complexity of the LLC's properties makes them good candidates for Apache's exploitation strategy as many have not had significant capital investment in recent years.

     The LLC properties are located in 32 fields on 93 blocks on the Outer Continental Shelf, and we expect half of the fields to be operated by Apache as the managing member of the LLC. The estimated proved reserves attributed to the interests we are acquiring are 56.8 MMboe, consisting of 18.8 MMbbls of crude oil and 228 Bcf of natural gas. Apache estimates net production from the LLC properties through year-end to average 107 MMcf of natural gas and 7,800 Bbls of oil per day. The LLC also owns proprietary 3-D seismic data on 113 blocks covering 1,022 square miles.

     The Occidental transactions have received all necessary board approvals and are not subject to financing. While we expect that the Occidental transactions will be closed and funded in August 2000, we cannot be sure that the transactions will be completed.

FUTURE POSSIBLE ACQUISITIONS

     Apache is currently evaluating and discussing with third parties possible additional acquisition opportunities, including acquisitions that might be material to us. However, no agreement on the terms and conditions of any such acquisition has yet been reached or publicly announced. Any such acquisition would be subject to a number of conditions, including conditions beyond the control of Apache. Consequently, there can be no assurance that Apache will enter into or actually consummate any such transaction.

SECOND QUARTER 2000 RESULTS

     We announced on July 27, 2000 that our second quarter 2000 basic net income was $1.23 per common share, or $140.4 million, compared to $.28 per common share, or $29.6 million, in the prior year period. Second quarter 2000 revenues were $488.1 million, compared to $246.4 million in the prior year period.

     We also reported that average daily production for the second quarter was
118.6 Mbbls per day of crude oil, condensate and natural gas liquids, a 32% increase over the prior year period, and 765 MMcf per day of natural gas, a 22 percent increase. We realized prices of $25.88 per Bbl of oil, an increase from $16.03 per Bbl in the prior year period, $3.07 per Mcf of natural gas, an increase from $2.02 per Mcf, and $17.62 per Bbl of natural gas liquids, an increase from $8.56 per Bbl.

EXPANSION OF COMMERCIAL PAPER PROGRAM

     On July 14, 2000, we entered into a new $500 million, 364-day revolving credit agreement with a group of lenders led by Citibank, N.A. as administrative agent and Salomon Smith Barney as arranger. The terms of the facility are substantially the same as those of the U.S. portion of our global credit facility. The new facility will be used to support an increase in our commercial paper program to $1.2 billion, which went into effect July 27, 2000.

OTHER MATTERS

     In June 2000, our subsidiary, Apache China Corporation LDC, filed a lawsuit against PetroChina Company Limited, China National Petroleum Corporation and China National Oil and Gas Exploration and Development Corporation in connection with some of our Chinese investment and operations. We filed seeking damages and injunctive relief to prevent the Chinese parties from declaring that we had relinquished some of our Chinese exploratory acreage. The lawsuit was filed in the U.S. Bankruptcy Court in Opelousas, Louisiana, in connection with bankruptcy proceedings of XCL-China, Ltd., the co-owner of some of our Chinese interests. On June 30, 2000, Apache and PetroChina Company Limited announced an agreement for a development plan that should permit all parties to proceed with development of portions of the 49,000-acre Zhao Dong Block. The agreement calls for PetroChina and the China National Petroleum Corporation to obtain final governmental approval of the overall development plan. Implementation of the agreement and the development plan is subject to these additional approvals. On July 21, 2000, the bankruptcy court issued an order approving the agreement reached between Apache and PetroChina, although XCL-China has ten days to appeal the decision. If all necessary approvals are obtained, the agreement will resolve the issues raised in our lawsuit and Apache, as operator, will proceed with construction of production facilities and development drilling on the shallow-water Zhao Dong Block.

                                 THE OFFERINGS

Common stock offered by Apache:

     U.S. offering...............    6,400,000 shares
     International offering......    1,600,000 shares
               Total.............    8,000,000 shares

Shares outstanding after the
offerings........................    122,136,738 shares

Use of proceeds..................    We expect that our net proceeds from the
                                     offerings without exercise of the
                                     over-allotment options will be
                                     approximately $376,982,000. We intend to use these net proceeds to add to working capital and for general corporate purposes.
                                     In particular, we expect to use the net
                                     proceeds from the offerings to fund the
                                     cash requirements of the pending Occidental transactions discussed above under
                                     "-- Recent Developments -- Pending
                                     Transactions with Occidental." We also
                                     expect the net proceeds of the offerings will be used to repay indebtedness under commercial paper facilities in the ordinary course of business.

Risk factors.....................    See "Risk Factors" and other information
                                     included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in shares of the common stock.

NYSE symbol......................    APA

     The number of shares outstanding after the offerings excludes 6,539,242 shares reserved for issuance under our stock option plans, of which options to purchase 4,856,460 shares at an average option price of $35.72 are outstanding, and 1,080,000 shares reserved for issuance under our deferred delivery plan and for certain restricted stock grants. The numbers above assume that the over-allotment options are not exercised. If the over-allotment options are exercised in full, we will issue and sell an additional 1,200,000 shares.

                SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

     We have provided in the tables below our selected financial and operating data. The financial information for each of the years in the five-year period ended December 31, 1999 has been derived from our audited financial statements. The financial information for the three-month periods ended March 31, 1999 and 2000 has been derived from our unaudited financial statements. You should read the following financial information in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                                      YEAR ENDED DECEMBER 31,
                                   --------------------------------------------------------------
                                    1995(1)      1996(2)      1997(3)      1998(4)      1999(5)
                                   ----------   ----------   ----------   ----------   ----------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues(6)................  $  657,817   $  836,968   $  980,979   $  760,470   $1,146,554
Net income (loss)................      20,207      121,427      154,896     (129,387)     200,855
Income (loss) attributable to
  common stock...................      20,207      121,427      154,896     (131,391)     186,406
Net income (loss) per common
  share:
  Basic..........................         .28         1.42         1.71        (1.34)        1.73
  Diluted........................         .28         1.38         1.65        (1.34)        1.72
Cash dividends per common
  share..........................         .28          .28          .28          .28          .28
Net cash provided by operating
  activities.....................     332,123      490,504      723,808      471,511      638,174
BALANCE SHEET DATA (AT YEAR END):
Working capital (deficit)........  $  (22,013)  $  (41,501)  $    4,546   $  (78,804)  $    6,290
Total assets.....................   2,681,450    3,432,430    4,138,633    3,996,062    5,502,543
Long-term debt...................   1,072,076    1,235,706    1,501,380    1,343,258    1,879,650
Shareholders' equity.............   1,091,805    1,518,516    1,729,177    1,801,833    2,669,427
Common shares outstanding at end
  of year........................      77,379       90,059       93,305       97,769      113,996

---------------

(1) Includes the results of the acquisitions of certain oil and gas properties from Texaco Exploration and Production, Inc. and Aquila Energy Resources Corporation after March 1, 1995 and September 1995, respectively, and the sale of a substantial portion of our Rocky Mountain properties to Citation Resources Inc. in September 1995.

(2) Includes financial data after May 20, 1996 for Apache PHN Company, Inc. (formerly known as The Phoenix Resource Companies, Inc.).

(3) Includes financial data after November 20, 1997 relating to the acquisition from Mobil Exploration & Producing Australia Pty Ltd of three companies owning interests in certain oil and gas properties and production facilities offshore Western Australia.

(4) Includes the results of the acquisitions of certain subsidiaries and oil and gas properties from Novus Petroleum Limited after December 18, 1998. Also includes a $243.2 million pre-tax ($158.1 million net of tax) non-cash write-down of the carrying value of our U.S. proved oil and gas properties due to ceiling test limitations.

(5) Includes the results of the acquisitions of certain oil and gas properties from Petsec Energy Inc., Shell Offshore Inc., British-Borneo Oil and Gas Plc and Shell Canada Limited after February 1, 1999, May 18, 1999, June 18, 1999 and November 30, 1999, respectively.

(6) Beginning in the first quarter 2000, the portion of gathering, processing and marketing margin related to oil and gas production revenues has been reported as a net addition to oil and gas production revenues and the portion related to gathering fee income has been reported as a reduction to operating costs in the statement of consolidated operations. Reclassifications have been made to reflect this change in prior year amounts.

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              -------------------------
                                                                 1999          2000
                                                              -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                   SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues(6)...........................................  $  163,422    $  447,142
Net income (loss)...........................................      (2,168)      116,304
Income (loss) attributable to common stock..................      (3,588)      111,040
Net income (loss) per common share:
  Basic.....................................................        (.04)          .98
  Diluted...................................................        (.04)          .96
Net cash provided by operating activities...................      45,608       242,242
Cash dividends per common share.............................         .07           .07
BALANCE SHEET DATA AT MARCH 31, 2000:
Working capital.............................................                $   63,270
Total assets................................................                 5,717,112
Long-term debt..............................................                 1,947,037
Shareholders' equity........................................                $2,754,214
Common shares outstanding at end of period..................                   113,716

                                            1995       1996       1997       1998       1999
                                          --------   --------   --------   --------   --------
OPERATING DATA:
Proved reserves at December 31:
  Oil (Mbbls)(1)........................   170,329    235,294    273,778    251,008    415,242
  Natural gas (Bcf).....................     1,502      1,625      1,872      2,172      2,352
     Total proved reserves (Mboe)(2)....   420,649    506,178    585,748    613,046    807,172
  Reserves Outside North America
     (% of Total).......................         5%        18%        28%        38%        27%
  Reserve replacement ratio(3)..........       267%       257%       228%       143%       360%
  Reserve life index (years)(4).........       7.8        9.3        9.4        9.6       10.8
  Finding and development costs per
     Boe(2)(5)..........................  $   5.30   $   6.09   $   5.75   $   4.98   $   5.79
Average daily production:
  Oil (Mbbls/day)(1)....................        52         55         69         76         95
  Natural gas (MMcf/day)................       577        561        609        590        656
     Total production (Mboe/day)(2).....       148        149        170        174        204
Average production costs per
  Boe(2)(6).............................  $   3.31   $   3.40   $   3.05   $   2.87   $   2.56

---------------

(1) Includes crude oil, condensate and natural gas liquids.

(2) 6 Mcf of natural gas = 1 Boe.

(3) Total reserve additions for the year, including revisions and net of property sales, divided by annual production.

(4) Total proved reserves at year end divided by annual production.

(5) Total capitalized costs incurred for the year, excluding capitalized interest and property sales, divided by total reserve additions for the year, including revisions.

(6) Beginning in the first quarter 2000, the portion of gathering, processing and marketing margin related to oil and gas production revenues has been reported as a net addition to oil and gas production revenues and the portion related to gathering fee income has been reported as a reduction to operating costs in the statement of consolidated operations. Reclassifications have been made to reflect this change in prior year amounts.

                                  SPECIAL NOTE
                      REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus, and the documents incorporated herein and therein by reference contain statements that constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, without limitation, those relating to our future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements.

     Words such as "expect," "anticipate," "estimate," "intend," "plan," "believe" and similar expressions are intended to identify forward-looking statements.

     Although we believe our expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others:

     - the market prices of oil and gas;

     - economic and competitive conditions;

     - inflation rates;

     - legislative and regulatory changes;

     - financial market conditions;

     - political and economic uncertainties of foreign governments; and

     - future business decisions.

Some of these factors are discussed under "Risk Factors" beginning on page S-11 of this prospectus supplement.

     In light of these risks, uncertainties and assumptions, the events anticipated by our forward-looking statements might not occur. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

     You should carefully consider the risks described below, as well as the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to buy Apache stock. In addition, please read "Special Note Regarding Forward-Looking Statements" on page S-10 of this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

A SUBSTANTIAL OR EXTENDED DECLINE IN OIL AND GAS PRICES WOULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     A substantial or extended decline in oil and gas prices would have a material adverse effect on our financial position, results of operations, quantities of oil and gas that may be economically produced, and access to capital. Oil and natural gas prices have historically been and are likely to continue to be volatile. This volatility makes it difficult to estimate with precision the value of producing properties in acquisitions and to budget and project the return on exploration and development projects involving our oil and gas properties. In addition, unusually volatile prices often disrupt the market for oil and gas properties, as buyers and sellers have more difficulty agreeing on the purchase price of properties.

OUR ABILITY TO SELL OUR OIL AND GAS PRODUCTION COULD BE MATERIALLY HARMED IF WE FAIL TO OBTAIN ADEQUATE SERVICES SUCH AS TRANSPORTATION AND PROCESSING.

     The sale of our oil and gas production, particularly outside of North America, depends on a number of factors beyond our control, including the availability and capacity of transportation and processing facilities. Our failure to obtain such services on acceptable terms could materially harm our business.

WE HAVE RECORDED WRITE-DOWNS BECAUSE OF FULL COST ACCOUNTING RULES AND MAY BE REQUIRED TO DO SO AGAIN IN THE FUTURE.

     Under the full cost accounting rules of the Securities and Exchange Commission, we review the carrying value of our proved oil and gas properties each quarter on a country-by-country basis. Under these rules, capitalized costs of proved oil and gas properties -- net of accumulated depreciation, depletion and amortization, and deferred income taxes -- may not exceed the present value of estimated future net cash flows from proved oil and gas reserves, discounted at 10 percent, plus the lower of cost or fair value of unproved properties included in the costs being amortized, net of related tax effects.

     These rules generally require pricing future oil and gas production at the unescalated oil and gas prices in effect at the end of each fiscal quarter. They also require a write-down if the "ceiling" is exceeded, even if prices declined for only a short period of time.

     If oil and gas prices fall to the prices we realized at the end of 1998, it is likely that additional write-downs will occur. Write-downs required by these rules do not impact cash flow from operating activities.

THE OIL AND GAS RESERVES DATA WE REPORT ARE ONLY ESTIMATES AND MAY PROVE TO BE INACCURATE.

     There are numerous uncertainties inherent in estimating quantities of oil and natural gas reserves of any category and in projecting future rates of production and timing of development expenditures, which underlie the reserve estimates, including many factors beyond our control. Reserve data represent only estimates. In addition, the estimates of future net cash flows from our proved reserves and their present value are based upon various assumptions about future production levels, prices and costs that may prove to be incorrect over time. Any significant variance from the assumptions could result in the actual quantity of our reserves and future net cash flows from them being materially different from the estimates. In addition, our estimated reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices, operating and development costs and other factors.

IF WE FAIL TO ACQUIRE OR FIND ADDITIONAL RESERVES, OUR RESERVES AND PRODUCTION WILL DECLINE MATERIALLY FROM THEIR CURRENT LEVELS.

     The rate of production from oil and gas properties generally declines as reserves are depleted. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities, successfully apply new technologies or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline materially as reserves are produced. Future oil and gas production is, therefore, highly dependent upon our level of success in acquiring or finding additional reserves.

THE PENDING OCCIDENTAL TRANSACTIONS MIGHT NOT BE CONSUMMATED AS EXPECTED.

     The pending Occidental transactions have received all necessary board approvals and are not subject to financing. While we expect that the Occidental transactions will be closed and funded in August 2000, we cannot be sure that the transactions will be completed.

WE INCUR SUBSTANTIAL COSTS TO COMPLY WITH GOVERNMENT REGULATIONS, ESPECIALLY REGULATIONS RELATING TO ENVIRONMENTAL PROTECTION, AND COULD INCUR EVEN GREATER COSTS IN THE FUTURE.

     Our exploration, production and marketing operations are regulated extensively at the federal, state and local levels, as well as by other countries in which we do business. We have made and will continue to make large expenditures in our efforts to comply with the requirements of environmental and other regulations. Further, the oil and gas regulatory environment could change in ways that might substantially increase these costs.

     Hydrocarbon-producing states regulate conservation practices and the protection of correlative rights. These regulations affect our operations and limit the quantity of hydrocarbons we may produce and sell. In addition, at the U.S. federal level, the Federal Energy Regulatory Commission regulates interstate transportation of natural gas under the Natural Gas Act. Other regulated matters include marketing, pricing, transportation and valuation of royalty payments.

     As an owner or lessee and operator of oil and gas properties, we are subject to various federal, state, local and foreign regulations relating to discharge of materials into, and protection of, the environment. These regulations may, among other things, impose liability on us for the cost of pollution clean-up resulting from operations, subject us to liability for pollution damages, and require suspension or cessation of operations in affected areas. Changes in or additions to regulations regarding the protection of the environment could hurt our business.

OUR BUSINESS COULD BE HARMED BY COMPETITION WITH OTHER COMPANIES.

     The oil and gas industry is highly competitive, and our business could be harmed by competition with other companies. Because oil and gas are fungible commodities, our principal form of competition is price competition. We strive to maintain the lowest finding and production costs possible to maximize profits. In addition, as an independent oil and gas company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than we possess. Many of our competitors have established strategic long-term positions and maintain strong governmental relationships in countries in which we may seek new entry.

WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE SERIOUSLY HARMED BY UNEXPECTED LIABILITIES.

     Exploration for and production of oil and natural gas can be hazardous, involving natural disasters and other unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment. We maintain insurance against many potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent. However, our insurance does not protect us against all operational risks.

OUR HEDGING ACTIVITIES MAY PREVENT US FROM BENEFITING FROM PRICE INCREASES AND MAY EXPOSE US TO OTHER RISKS.

     To the extent that we engage in hedging activities, we may be prevented from realizing the benefits of price increases above the levels of the hedges. In addition, we are subject to risks associated with differences in prices at different locations, particularly where transportation constraints restrict our ability to deliver oil and gas volumes to the delivery point to which the hedging transaction is indexed.

WHEN WE ACQUIRE OIL AND GAS PROPERTIES, OUR FAILURE TO FULLY IDENTIFY AND CORRECTLY EVALUATE POTENTIAL PROBLEMS, TO PROPERLY ESTIMATE RESERVES OR PRODUCTION RATES OR COSTS, OR TO EFFECTIVELY INTEGRATE THE ACQUIRED OPERATIONS COULD SERIOUSLY HARM US.

     We are actively engaged in acquiring oil and gas properties. When we acquire properties, our failure to fully identify potential problems, to properly estimate reserves or production rates or costs, or to effectively integrate the acquired operations could seriously harm us.

     Although we perform reviews of acquired properties and applicable records and contracts that we believe are consistent with industry practices, we do not review in depth every individual property involved in each acquisition. Ordinarily we focus on higher-value properties and sample the remainder. However, even a detailed review of properties and applicable records and contracts may not necessarily reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Our review may not sufficiently identify or evaluate applicable contracts under which third parties may assert preferential rights to purchase some of the properties that we believe we have acquired, rights to change or contest the operatorship of acquired properties, or rights with respect to acquired properties under agreements providing for areas of mutual interest. Even when we identify such third party rights, we may not correctly evaluate their applicability or potential consequences because of uncertain legal standards and for other reasons.

     Even when problems are identified, we often assume environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and actual future production rates and associated costs with respect to acquired properties. Actual results may vary substantially from those assumed in the estimates. In addition, acquisitions may have adverse effects on our operating results, particularly during the periods in which the operations of acquired businesses are being integrated into our ongoing operations.

OUR NON-U.S. OPERATIONS, ESPECIALLY IN DEVELOPING COUNTRIES, ARE SUBJECT TO INCREASED RISKS AND UNCERTAINTIES.

     Our non-U.S. oil and natural gas exploration, development and production activities are subject to:

     - political and economic uncertainties, including, among others, changes, sometimes frequent or marked, in governmental energy policies or the personnel administering them;

     - expropriation of property;

     - cancellation or modification of contract rights;

     - foreign exchange restrictions;

     - currency fluctuations;

     - risks of loss due to civil strife, acts of war, guerrilla activities and insurrection;

     - royalty and tax increases; and

     - other risks arising out of foreign governmental sovereignty over the areas in which our operations are conducted.

These risks may be higher in the developing countries in which we conduct these activities. Consequently, our non-U.S. exploration, development and production activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from non-U.S. operations, we may be subject to the exclusive jurisdiction of courts outside the United States or may not be successful in subjecting non-U.S. persons to the jurisdiction of the courts in the United States, which could adversely affect the outcome of the dispute.

A DECLINE IN THE CONDITION OF OUR CAPITAL MARKETS OR A SUBSTANTIAL RISE IN INTEREST RATES COULD HARM US.

     If the condition of the capital markets utilized by us to finance our operations materially declines, we might not be able to finance our operations on terms we consider acceptable. In addition, a substantial rise in interest rates would decrease our net cash flows.

ADVERSE CHANGES IN THE EXCHANGE RATES WITH SOME FOREIGN CURRENCIES COULD HARM
US.

     Our cash flow stream relating to certain international operations is based on the U.S. dollar equivalent of cash flows measured in foreign currencies. Australian gas production is sold under fixed-price Australian dollar contracts and over half the costs incurred are paid in Australian dollars. Revenue and disbursement transactions denominated in Australian dollars are converted to U.S. dollar equivalents based on the exchange rate on the transaction date. Reported cash flow relating to Canadian operations is based on cash flows measured in Canadian dollars converted to the U.S. dollar equivalent based on the average of the Canadian and U.S. dollar exchange rates for the period reported. Substantially all of our international transactions, outside of Canada and Australia, are denominated in U.S. dollars.

     Our Polish and Australian subsidiaries have net financial assets that are denominated in a currency other than the functional reporting currency of the subsidiaries. A decrease in value of 10 percent in the Australian dollar and Polish zloty relative to the U.S. dollar from the March 31, 2000 exchange rates would result in a foreign currency loss of approximately $0.8 million, based on March 31, 2000 amounts.

                                USE OF PROCEEDS

     We expect the net proceeds from the offerings of common stock to be approximately $376,982,000, after deducting discounts to the underwriters and estimated expenses of the offerings that we will pay. We will add the net proceeds to working capital and use them for general corporate purposes. In particular, we expect to use the net proceeds from the offerings to fund the cash requirements of the pending Occidental transactions. We also expect the net proceeds of the offerings will be used to repay indebtedness under commercial paper facilities in the ordinary course of our business. The amount of repayment of indebtedness will depend, in part, on the closing of the Occidental transactions. As of July 27, 2000, we had $425 million in principal amount of commercial paper bearing interest at an average weighted rate of 6.65 percent per annum.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 2000:

     - our actual capitalization;

     - our pro forma capitalization giving effect to the Collins & Ware acquisition described above under the heading "Prospectus Supplement Summary -- Recent Developments -- Completed Acquisitions";

     - our pro forma as-adjusted capitalization giving effect to the Collins & Ware acquisition and our receipt of the estimated net proceeds from the sale of the shares we are selling in the offerings; and

     - our pro forma as-adjusted capitalization including the pending Occidental transactions giving effect to:

        - the Collins & Ware acquisition;

        - our receipt of the estimated net proceeds from the sale of the shares we are selling in the offerings; and

        - our payment of an estimated $341 million to complete the pending Occidental transactions.

     Both of the pro forma as-adjusted capitalization amounts assume that the over-allotment options are not exercised.

                                                                  MARCH 31, 2000
                                                ---------------------------------------------------
                                                                                         PRO FORMA
                                                                                        AS ADJUSTED
                                                                           PRO FORMA     INCLUDING
                                                  ACTUAL     PRO FORMA    AS ADJUSTED   OCCIDENTAL
                                                ----------   ----------   -----------   -----------
                                                                  (IN THOUSANDS)
TOTAL DEBT:
Apache:
  7.95% notes due 2026........................  $  178,564   $  178,564   $  178,564    $  178,564
  7.625% debentures due 2096..................     149,175      149,175      149,175       149,175
  7.625% notes due 2019.......................     149,069      149,069      149,069       149,069
  7.375% debentures due 2047..................     147,993      147,993      147,993       147,993
  9.25% notes due 2002........................      99,892       99,892       99,892        99,892
  7.7% notes due 2026.........................      99,647       99,647       99,647        99,647
  7.0% notes due 2018.........................     148,303      148,303      148,303       148,303
  Money market lines of credit and commercial
     paper....................................     114,900      431,744       54,762       395,762
Subsidiary and other obligations:
  Global credit facility -- Australia.........     116,500      116,500      116,500       116,500
  Apache Finance Australia 6.5% notes due
     2007.....................................     168,942      168,942      168,942       168,942
  Apache Finance Australia 7.0% notes due
     2009.....................................      99,388       99,388       99,388        99,388
  Apache Finance Canada 7.75% notes due
     2029.....................................     296,939      296,939      296,939       296,939
  Revolving credit facility -- Egypt..........     157,400      157,400      157,400       157,400
  DEKALB 9.875% notes due 2000................      29,225       29,225       29,225        29,225
                                                ----------   ----------   ----------    ----------
          Total debt..........................   1,955,937    2,272,781    1,895,799     2,236,799
                                                ----------   ----------   ----------    ----------
SHAREHOLDERS' EQUITY:
Series B preferred stock......................      98,387       98,387       98,387        98,387
Series C conversion preferred stock...........     208,207      208,207      208,207       208,207
Common stock..................................     145,734      145,734      155,734       155,734
Paid-in capital...............................   1,723,084    1,723,084    2,090,066     2,090,066
Retained earnings.............................     661,800      661,800      661,800       661,800
Treasury stock................................     (69,684)     (69,684)     (69,684)      (69,684)
Accumulated other comprehensive income........     (13,314)     (13,314)     (13,314)      (13,314)
                                                ----------   ----------   ----------    ----------
          Total shareholders' equity..........   2,754,214    2,754,214    3,131,196     3,131,196
                                                ----------   ----------   ----------    ----------
          TOTAL CAPITALIZATION................  $4,710,151   $5,026,995   $5,026,995    $5,367,995
                                                ==========   ==========   ==========    ==========

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "APA." The table below provides information regarding Apache common stock for 1998 and 1999 and through July 27, 2000. Prices shown are from the New York Stock Exchange Composite Transactions Reporting System.

                                                       1998              1999              2000
                                                  ---------------   ---------------   ---------------
                                                    PRICE RANGE       PRICE RANGE       PRICE RANGE
                                                  ---------------   ---------------   ---------------
                                                   HIGH     LOW      HIGH     LOW      HIGH     LOW
                                                   ----     ---      ----     ---      ----     ---
First Quarter...................................  $38 3/4  $31 3/16 $28 9/16 $17 5/8  $51 1/2  $32 1/8
Second Quarter..................................   38 1/8   30 3/8   39 7/8   25 1/16  61 1/2   44
Third Quarter (through July 27 for 2000)........   32 3/8   22 1/2   49 15/16  37      59 13/16  46 3/8
Fourth Quarter..................................   29 5/16  21 3/8   44       30

     At June 30, 2000, there were 114,132,738 shares of Apache common stock outstanding, held by approximately 10,000 shareholders of record and 45,000 beneficial owners.

                                DIVIDEND POLICY

     We paid cash dividends on Apache common stock for 132 consecutive quarters through December 31, 1999. Since January 1983, we have paid an annual common stock dividend of $.28 per share. We expect to continue the payment of dividends at that level. During 2000, the Company will implement a change in the payment dates for the dividends of its common stock from a quarterly basis to an annual basis. Future dividend payments will depend upon our level of earnings, financial requirements and other relevant factors.

     In December 1995, we declared a dividend of one preferred stock purchase right for each share of Apache common stock outstanding on January 31, 1996 or issued after that date. These rights are more fully described on pages 11 and 12 of the accompanying prospectus.

                MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
                  TO NON-UNITED STATES HOLDERS OF COMMON STOCK

     The following is a summary of material U.S. federal income and estate tax consequences expected to result under current law from the purchase, ownership and taxable disposition of common stock by non-U.S. holders of common stock. A "non-U.S. holder" is any person or entity other than:

     - a citizen or resident of the United States;

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or any state thereof;

     - an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

     - a trust whose administration is subject to the primary supervision of a United States court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

     This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances, such as a valid election to be treated as a U.S. person, or to non-U.S. holders that may be subject to special treatment under United States federal income tax laws. This summary does not discuss any aspect of state, local or foreign taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all of which are subject to change, possibly with retroactive effect. In this prospectus supplement, the Internal Revenue Code of 1986, as amended, is called the "Code." Prospective purchasers of common stock are advised to consult their tax advisors regarding the U.S. federal, state and local, and non-U.S. income and other tax consequences of acquiring, holding and disposing of common stock.

DIVIDENDS

     Apache pays cash dividends on its common stock. Any dividends paid to a non-U.S. holder on shares of common stock will be subject to withholding of U.S. federal income tax at a rate of 30 percent, unless a lower rate is prescribed under an applicable tax treaty. U.S. federal income tax withholding will not be required, however, if the dividends are effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States or, in the case of an applicable tax treaty, are attributable to a U.S. permanent establishment maintained by the non-U.S. holder. Dividends that are effectively connected with the conduct of a trade or business within the United States, or are attributable to a U.S. permanent establishment will be subject to U.S. federal income tax on a net income basis which is not collected by withholding provided the non-U.S. holder files the appropriate certification with Apache or its agent. Any dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business within the United States may also be subject to a "branch profits tax" at a rate of 30 percent or such lower rate as may be specified by an applicable tax treaty.

     For purposes of the withholding tax rules discussed above and for purposes of determining the applicability of a tax treaty rate under current U.S. Treasury Regulations, dividends paid to an address outside the United States will be presumed to be paid to a resident of the country of address, unless the payor has knowledge to the contrary. Under recently issued U.S. Treasury Regulations (referred to as "final regulations") that are effective for payments made after December 31, 1999, a non-U.S. holder of common stock who wishes to claim the benefit of a tax treaty rate would be required to satisfy applicable certification and other requirements. In addition, under the final regulations, in the case of common stock held by a foreign partnership:

     - the certification requirement generally would be applied to the partners of the partnership; and

     - the partnership would be required to provide certain information, including a U.S. taxpayer identification number.

     A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. federal income tax withholding pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OR DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of any gain recognized on the sale or other taxable disposition of common stock so long as:

     - the gain is not effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States nor under an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder;

     - in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, either:

       -- such holder is not present in the United States for 183 or more days during the taxable year of the disposition; or

       -- such holder does not have a "tax home" in the United States for U.S. federal income tax purposes nor does such holder maintain an office or other fixed place of business in the United States to which such gain is attributable;

     - such non-U.S. holder is not subject to tax pursuant to the provisions of U.S. federal income tax law applicable to certain U.S. expatriates; and

     - the common stock continues to be "regularly traded on an established securities market" for U.S. federal income tax purposes and the non-U.S. holder has not held, directly or indirectly, at any time during the five-year period ending on the date of disposition (or, if shorter, the non-U.S. holder's holding period) more than five percent of the outstanding common stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Apache must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a treaty or information exchange agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Under current law, U.S. backup withholding tax, which is a withholding tax currently imposed at the rate of 31 percent on certain payments to persons who fail to furnish the information required under U.S. information reporting requirements, generally will not apply to dividends paid on common stock to a non-U.S. holder at an address outside the United States unless the payor has knowledge that the payee is a U.S. person. However, under the final regulations, dividends paid on common stock after December 31, 1999 may be subject to backup withholding unless applicable certification requirements are satisfied.

     Payment of the proceeds from a sale of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner certifies as to its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. Payment of the proceeds from a sale of common stock to or through a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, if such broker is a U.S. person, a "controlled foreign corporation" or a foreign person that derives 50 percent or more of its gross income from the conduct of a trade or business in the United States, such payment will be subject to information reporting, but currently not backup withholding, unless such broker has documentary evidence in its records that the owner is a non-U.S. holder and certain other conditions are met or the owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules will be credited against the non-U.S. holder's federal income tax liability, if any, or refunded, provided the required information is furnished to the Internal Revenue Service.

ESTATE TAX

     The fair market value of common stock owned, or treated as owned, by an individual at the time of his death will be includable in his gross estate for U.S. federal estate tax purposes and thus may be subject to U.S. estate tax, even though the individual at the time of death is neither a citizen of nor domiciled in the United States, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     We intend to offer the shares outside the U.S. and Canada through the international managers named below and in the U.S. and Canada through the U.S. underwriters. Subject to the terms and conditions described in an international purchase agreement among us and the international managers, and concurrently with the sale of 6,400,000 shares to the U.S. underwriters, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                  NUMBER OF
                       INTERNATIONAL MANAGER                       SHARES
                       ---------------------                      ---------
    Merrill Lynch International.................................    480,000
    Goldman Sachs International ................................    480,000
    Salomon Brothers International Limited......................    400,000
    Credit Suisse First Boston (Europe) Limited.................    240,000
                                                                  ---------
                 Total..........................................  1,600,000
                                                                  =========

     We have also entered into a U.S. purchase agreement with the U.S. underwriters for sale of the shares in the U.S. and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as U.S. representatives. Subject to the terms and conditions in the U.S. purchase agreement, and concurrently with the sale of 1,600,000 shares to the international managers pursuant to the international purchase agreement, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase 6,400,000 shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.

     The international managers and the U.S. underwriters have agreed to purchase all of the shares sold under the international and U.S. purchase agreements if any of these shares are purchased. If an underwriter defaults, the international and U.S. purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the international managers and the U.S. underwriters are conditioned on one another.

     We have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the international managers and the U.S. underwriters may be required to make in respect of those liabilities.

     The underwriters are offering shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

     Schroder is a trademark of Schroder Holdings plc and is used under license by Salomon Brothers International Limited.

COMMISSIONS AND DISCOUNTS

     The international managers have advised us that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $1.10 per share. The international managers may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The following table shows public offering price, underwriting discount and proceeds before expenses to Apache. This information assumes either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                                   PER
                                                  SHARE    WITHOUT OPTION   WITH OPTION
                                                  -----    --------------   -----------
Public offering price...........................  $49.00    $392,000,000    $450,800,000
Underwriting discount...........................   $1.84     $14,720,000     $16,928,000
Proceeds, before expenses, to Apache............  $47.16    $377,280,000    $433,872,000

     The expenses of this offering, not including the underwriting discount, are estimated at $298,000 and are payable by Apache.

OVER-ALLOTMENT OPTION

     We have granted options to the international managers to purchase up to 240,000 additional shares at the public offering price less the underwriting discount. The international managers may exercise these options for 30 days from the date of this prospectus supplement solely to cover any over-allotments. If the international managers exercise these options, each international manager will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that international manager's initial amount reflected in the above table.

     We have also granted options to the U.S. underwriters, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 960,000 additional shares to cover any over-allotments on terms similar to those granted to the international managers.

INTERSYNDICATE AGREEMENT

     The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international managers and the U.S. underwriters may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the international managers and any dealer to whom they sell shares will not offer to sell or sell shares to U.S. or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. persons or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement.

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

     -  offer, pledge, sell or contract to sell any common stock,

     -  sell any option or contract to purchase any common stock,

     -  purchase any option or contract to sell any common stock,

     -  grant any option, right or warrant for the sale of any common stock,

     -  lend or otherwise dispose of or transfer any common stock,

     - request or demand that we file a registration statement related to the common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

     This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NEW YORK STOCK EXCHANGE AND CHICAGO STOCK EXCHANGE LISTING

     The shares are listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "APA."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the common shares is completed, the SEC rules may limit the underwriters from bidding for or purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases that peg, fix or maintain that price.

     The underwriters may purchase and sell the common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of the offering.

     Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the open market.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

     Each international manager has agreed that

     - it has not offered or sold and will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and

     - it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common stock to a person who is of a kind described in
        Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements)(Exemptions) Order 1997 or is a person to whom such document may otherwise lawfully be issued or passed on.

NO PUBLIC OFFERING OUTSIDE THE UNITED STATES

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus supplement and accompanying prospectus or any other material relating to our company or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus supplement and accompanying prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered by this prospectus supplement and accompanying prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus supplement.

INTERNET DISTRIBUTION OF PROSPECTUS

     Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Website relating to this offering is not a part of this prospectus.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Salomon Smith Barney Inc., an affiliate of Salomon Brothers International Limited, acted as arranger on the $500 million, 364-day revolving credit agreement that we entered into on July 14, 2000.

                                 LEGAL MATTERS

     Mayor, Day, Caldwell & Keeton, L.L.P., Houston, Texas, our outside legal counsel, and our Vice President and General Counsel, Z. S. Kobiashvili or our Attorney and Assistant Secretary, Jeffrey B. King, will issue opinions about some legal matters in connection with the offering. As of June 30, 2000, Mr. Kobiashvili held employee stock options to purchase 63,950 shares of Apache common stock, of which options to purchase 37,250 shares were currently exercisable, and Mr. King owned 54 shares of Apache common stock through Apache's 401(k) savings plan and held employee stock options to purchase 5,288 shares of Apache common stock, of which options to purchase 825 shares were currently exercisable. Vinson & Elkins L.L.P., Houston, Texas, will issue an opinion about some legal matters in connection with the offering for the U.S. underwriters and the international managers.

                                    EXPERTS

     The audited consolidated financial statements of Apache Corporation incorporated by reference into this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

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                                8,000,000 SHARES

                           [APACHE CORPORATION LOGO]

                                  COMMON STOCK

                    ---------------------------------------

                             PROSPECTUS SUPPLEMENT

                    ---------------------------------------

                          MERRILL LYNCH INTERNATIONAL

                          GOLDMAN SACHS INTERNATIONAL

                           CREDIT SUISSE FIRST BOSTON

                         SCHRODER SALOMON SMITH BARNEY

                                 JULY 27, 2000

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